UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated September 1, 2005
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated August 16, 2005.

•	Press Release dated August 17, 2005.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: September 1, 2005	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Receives Strong Shipper Support for Gateway Project Condensate Import Pipeline
Calgary, Alberta, August 16, 2005 — Enbridge Inc. (TSX/NYSE : ENB) today announced a successful conclusion to the first phase of the Gateway Condensate Import Pipeline open season. Indications of interest in volume commitments by potential shippers substantially exceed the planned initial 150,000-barrel-per-day capacity of the pipeline. During the second phase of the open season, Enbridge will determine whether to increase the initial capacity.
The condensate import pipeline would provide transportation for offshore condensate supply from Canada’s West Coast at Kitimat or Prince Rupert, British Columbia with redelivery to Edmonton, Alberta. The condensate pipeline is one element of the Gateway Project, which also involves a crude oil export pipeline to transport crude oil from Edmonton to Kitimat or Prince Rupert to service both U.S. West Coast markets and Asia-Pacific refiners. A separate open season for the crude oil export pipeline will be held later this year.
Based on the response to Phase l of the open season process, Enbridge is proceeding with Phase II, with a scheduled completion date of September 30, 2005. Phase II will involve the execution by prospective shippers of a Precedent Agreement that will become binding when accepted and executed by Enbridge.
The Open Season procedures are available on the Enbridge website at www.enbridge.com/gateway.
Richard Bird, Group Vice President, Liquids Pipelines for Enbridge said, “The Gateway condensate pipeline open season confirms a high level of interest in diversifying condensate supplies available to oil sands producers. Ensuring adequate, competitively priced access to diluent is an important ingredient in maximizing the production from Alberta’s oil sands. As such, the condensate pipeline would complement the Gateway crude oil export pipeline, which is a key component of our overall plan to maximize oil sands value by providing access to new markets with corresponding economic benefits for the Province of Alberta and all of Canada. Development of the condensate pipeline in tandem with the crude pipeline would also permit considerable capital cost savings and lower tolls for shippers. The decision to apply for regulatory approval of one or both pipelines remains subject to finalization of satisfactory shipper commitments, as well as successful completion of environmental planning, and public and aboriginal consultation.”

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs more than 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions, which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
For additional information contact:

Media	Investment Community
Bruce DeBaie	Robert Rahn
(403) 231-5768	(403) 231-7398
bruce.debaie@enbridge.com	bob.rahn@enbridge.com

NEWS RELEASE
Enbridge joins Suncor Energy and EHN (Acciona Group) in Chin Chute Wind Power Project
CALGARY, Alberta, August 17, 2005 — Enbridge Inc. has joined Suncor Energy Products Inc. and EHN Wind Power Canada Inc. to build a 30-megawatt (MW) wind power plant west of Taber in southern Alberta. Enbridge will pay one-third of the cost for a one-third interest in the proposed Cdn$60 million Chin Chute Wind Power Project under the recently signed agreement.
The Chin Chute project would consist of 20 1.5-MW wind turbines to be operated by EHN, the renewable energy subsidiary of the Spanish ACCIONA Group. Subject to regulatory approvals, construction is expected to start in September 2005 with an expected in-service date of late 2006.
Chin Chute is expected to produce enough zero-emission electricity to power 14,000 Alberta homes and displace the equivalent of 88,000 tonnes of carbon dioxide per year — equal to taking about 13,000 vehicles off the road.
The Chin Chute project is Enbridge’s third wind power investment. The first was the 11.2 MW SunBridge Wind Power Project in southwestern Saskatchewan, a 50/50 partnership with Suncor that Enbridge operates. The second was the 30 MW Magrath Wind Power Project in southern Alberta, owned equally by Enbridge, Suncor and EHN. Upon completion of the Chin Chute project,Enbridge’s share of electrical capacity from the three wind power plants will be 25.6 MW.
“Participation in the Chin Chute project is consistent with Enbridge’s sustainable development strategy of pursuing renewable energy to expand the company’s product line,” said Stephen J. J. Letwin, Enbridge Group Vice President, Gas Strategy & Corporate Development. “It further positions the company to become a significant player as the wind energy industry develops, and it is consistent with Enbridge’s commitment to sound environmental stewardship and corporate social responsibility.”

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs more than 4,000 people, primarily in Canada, the United States and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Suncor Energy Products Inc. is a wholly-owned subsidiary of Suncor Energy Inc. Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor’s oil sands business, located near Fort McMurray, Alberta, extracts and upgrades oil sands and markets refinery feedstock and diesel fuel, while operations throughout western Canada produce natural gas. Suncor operates a refining and marketing business in Ontario with retail distribution under the Sunoco brand. U.S.A. downstream assets include pipeline and refining operations in Colorado and Wyoming and retail sales in the Denver area under the Phillips 66 brand. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges. Sunoco in Canada is separate and unrelated to Sunoco in the United States, which is owned by Sunoco, Inc. of Philadelphia.
EHN Wind Power Canada Inc. is a wholly owned subsidiary of Corporacion Energia Hidroelectrica de Navarra, S.A. (EHN), a company owned 100% by Acciona S.A., which is a group based in Spain dedicated to infrastructures and services aimed at sustainable development and social welfare. EHN, heading the Energy División of ACCIONA, is a leader in the development, construction, operation and ownership of renewable energy projects. The group has installed 2,662 megawatts (MW) in renewables, of which 1,474 MW belong to the group. In the field of wind energy, it has built 90 wind farms in 7 countries, either for its own or for other companies (almost all of them managed and operated by the company), representing total installed wind capacity of 2,545 MW. Through its subsidiary INGETUR, it manufactures 1,500 KW wind turbines using in-house technology. It has 19 small hydro power plants, 3 biomass plants (one of them a 25 MW facility based on straw combustion) and the largest photovoltaic solar energy plant in Spain in terms of capacity (1.2 MW). It has put in operation a biodiesel plant that uses first-use vegetable oils.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For additional information contact:
ENBRIDGE
Media	Investment Community
Bruce DeBaie	Robert Rahn
(403) 231-5768	(403) 231-7398
bruce.debaie@enbridge.com	bob.rahn@enbridge.com

SUNCOR ENERGY	EHN
Darcie Park	Jose Arrieta
(403) 205-7959	(585) 723-2110
dspark@suncor.com	jarrieta@ehn.es